Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3868
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6132
Pre-Tax Preferred Stock Dividends	$2,153

FIXED CHARGES:
Interest Expense	$44,434
Amortization of Debt Premium, Discount and Expense	477
Interest Component of Rentals	1,185

Total Fixed Charges	46,096
Pre-Tax Preferred Stock Dividends	2,153

Total Fixed Charges and Preferred Stock Dividends	$48,249

EARNINGS:
Net Income before Dividends on Preferred Stock	$94,396
Add:
Income Taxes	59,546
Total Fixed Charges	46,096

Total Earnings	$200,038

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.1